

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 20, 2009

Mr. John S. Quinn
Senior VP, CFO and Treasurer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **RE: Form 10-K for the fiscal year ended April 30, 2008**
> **Forms 10-Q for the periods ended July 31, 2008, October 31, 2008 and**
> **January 31, 2009**
> **Schedule 14A filed August 28, 2008**
> **File No. 0-23211**

Dear Mr. Quinn:

    We have reviewed your response letter dated March 6, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009</u>

<u>Note 6 – Environmental Liabilities, page 12</u>

1. You have recorded a substantial charge related to remediation at a scrap yard and transfer station. The charge, which will result in future cash outlays, exceeds your pre-tax income for the nine month period and is over half of your free cash flows for the period. With a view towards enhanced disclosures in future filings and in order for us to better understand this charge, please provide us with more information about it. In particular:

- Tell us the expected total undiscounted amount that you expect to pay
- Tell us the discount rate you have used, and the basis for it
- Tell us whether the discount rate is consistent with the guidance pursuant to Interpretive Response to Question 1 of Staff Accounting Bulletin Topic 5:Y. If not, please explain
- Tell us the expected payments for each of the five succeeding years and the aggregate amount thereafter
- Provide a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position
- Tell us why there is a need for remediation. Explain what you mean by "certain work." Describe in reasonable detail the nature of this contingency
- Provide us with a comprehensive background and history of the issue since inception
- Describe the major points of the original Order on Consent from DEC
- Explain the nature of the work required in that Order
- Explain the nature of the interim remedial measures, and their actual timing
- Quantify the interim remedial costs and tell us how you accounted for such amounts
- Tell us about the likelihood of other parties ability to pay. Explain any uncertainties
- Tell us about the cost sharing arrangements with the other parties
- On an undiscounted basis describe the components of the charge. What are you functionally paying for?
- Tell us when you engaged the consulting firm
- Provide us with a timeline of the progress of the Study and it's substance
- Explain to us the range of remediation options and how they relate to the: 1) original Draft of the study, and 2) the study submitted to DEC, if different. Please provide the alternative plan descriptions and quantified information for each.

FORM 8-K FILED ON MARCH 4, 2009

Exhibit 99.1

2. We note that you are excluding your environmental remediation charge and development project charge from EBITDA. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." To the extent EBITDA is not computed as commonly defined, please revise the title you use appropriately in any future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON AUGUST 28, 2008

Compensation Discussion and Analysis, page 16

3. We note your "supplemental response" to prior comment #14. It is not clear how competitors and potential acquisition candidates would extract information from the target average annual return on net assets to predict the company's willingness to offer a given purchase price for potential acquisitions or bids for new business. In connection with future filings, please provide us with a more detailed analysis that specifically demonstrates the nexus between disclosure and the potential for competitive damage to results. Please also explain why the competitive harm would be likely to occur and what would make the harm substantial.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistance Chief Accountant